UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

24 Corporate Court

Guelph, Ontario N1G 5G5 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 included with this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-278886) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended December 31, 2025 and 2024

99.2	Management's Discussion and Analysis For the three and nine-month period ended December 31, 2025

99.3	Certification of Interim Filings CEO dated February 17, 2026

99.4	Certification of Interim Filings CFO dated February 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: February 17, 2026	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer